UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A-6

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                              BANCWEST CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   059790 10 5
                                 (CUSIP Number)

                                   BNP PARIBAS
                           16, Boulevard des Italiens
                               75009 Paris, France
                            (011) (33) (1) 4014-7286
                            Attention: Pierre Mariani

                       French American Banking Corporation
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 841-3197
                            Attention: Patrick Saurat
                                 with copies to:

                               Daniel S. Sternberg
                                 Paul E. Glotzer
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                               New York, NY 10006
                                 (212) 225-2000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 8, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                  ------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BNP PARIBAS
          IRS Identification Number: 94-1677765

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                              (a)|_|
                                              (b)|X|
 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

          OO, WC

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of France

         NUMBER OF     7   SOLE VOTING POWER
          SHARES           54,993,962
       BENEFICIALLY
         OWNED BY      8   SHARED VOTING POWER
           EACH            1,080,912
         REPORTING
        PERSON WITH    9   SOLE DISPOSITIVE POWER
                           54,993,962

                      10   SHARED DISPOSITIVE POWER
                           1,080,912


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          56,074,874

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          44.98%

14   TYPE OF REPORTING PERSON*
          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                  ------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          French American Banking Corporation
          IRS Identification Number: 13-5088640

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                              (a)|_|
                                              (b)|X|
 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

          OO, WC

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |X|

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

         NUMBER OF     7   SOLE VOTING POWER
          SHARES           0
       BENEFICIALLY
         OWNED BY      8   SHARED VOTING POWER
           EACH            1,080,912
         REPORTING
        PERSON WITH    9   SOLE DISPOSITIVE POWER
                           0

                      10   SHARED DISPOSITIVE POWER
                           1,080,912


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1080,912

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Less than 1%

14   TYPE OF REPORTING PERSON*
          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         BNP Paribas ("BNP Paribas") and French American Banking Corporation ("FABC") hereby amend their joint Statement on Schedule 13D dated November 10, 1998, as amended by Amendment No. 1 thereto, dated July 20, 1999 ("Amendment No. 1"), Amendment No. 2 thereto, dated September 20, 1999 ("Amendment No. 2"), Amendment No. 3 thereto, dated November 30, 1999 ("Amendment No. 3"), Amendment No. 4 thereto, dated February 2, 2000 ("Amendment No. 4") and Amendment No. 5 thereto, dated May 4, 2001 ("Amendment No. 5"), relating to the common stock, par value $1.00 per share (the "Common Stock"), of BancWest Corporation, a Delaware Corporation (the "Issuer" or "BancWest") (such Statement on Schedule 13D as amended, the "Schedule 13D"), as set forth below. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.


ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

         Item 2 of the Schedule 13D is amended in its entirety to read as follows:

         (a-c, f) This Statement is being filed by BNP Paribas ("BNP Paribas"), successor by merger of Paribas S.A. with and into Banque Nationale de Paris ("BNP"), and French American Banking Corporation ("FABC" and, together with BNP Paribas, the "Reporting Person"). BNP Paribas is a Societe Anonyme, or limited liability banking corporation, organized under the laws of the Republic of France. BNP Paribas engages in banking and financial services worldwide and holds operating subsidiaries that engage in a wide variety of financial services, manufacturing, trading, development and related activities. FABC is a corporation organized under the laws of the State of New York as an investment company, pursuant to Article XII of the New York Banking Law (such a corporation, an "Article XII Corporation"). Article XII Corporations are non-bank financial intermediaries, supervised and regulated by the New York Banking Department, which are permitted to engage in a variety of financially oriented activities other than deposit-taking within the State of New York. FABC is a wholly owned subsidiary of Societe Francaise Auxiliare ("SFA"), a Societe Anonyme, or limited liability banking corporation, organized under the laws of the Republic of France and a wholly owned subsidiary of BNP Paribas, the principal business of which is to serve as a holding company for participations of BNP Paribas in group subsidiaries. The address of the principal executive offices of BNP Paribas is 16, Boulevard des Italiens, 75009, Paris, France. The address of the principal executive offices of FABC is 787 Seventh Avenue, New York, New York 10019. Certain information concerning the directors and executive officers of BNP Paribas and FABC is set forth on Schedule I attached hereto, which is incorporated herein by reference.

         (d-e) During the last five years, none of BNP Paribas, SFA or FABC nor, to the best knowledge of the Reporting Person, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

         Item 3 of the Schedule 13D is amended to add the following paragraph.

         On May 8, 2001, the Issuer, BNP Paribas and Chauchat L.L.C. (a newly formed subsidiary of BNP Paribas ("Merger Sub")) entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, among other things, Merger Sub would merge with and into the Issuer (the "Merger") on the terms and subject to the conditions set forth therein. Pursuant to the terms of the Merger Agreement, each share of Common Stock other than dissenting shares would be converted into the right to receive $35.00 in cash, without interest. Based on the 68,635,656 shares of Common Stock represented by Issuer to be outstanding as of May 2, 2001 in the Merger Agreement, the total consideration payable to the holders of Common Stock in the Merger (the "Consideration") will be $2,402,247,960. Taking into account payments required to cash-out Issuer stock options and other equity awards, the total consideration payable in the transaction will be approximately $2.45 billion. All of the shares of Class A Common Stock would be converted into the right to receive shares of common stock of the surviving corporation in the Merger. BNP Paribas intends to finance the transaction through internally available funds.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         Item 4 of the Schedule 13D is amended to add the following paragraphs:

         On the morning of May 8, 2001, the Issuer, BNP Paribas and Merger Sub entered into the Merger Agreement, a copy of which is included as Exhibit 8 to this Schedule 13D and is incorporated by reference herein.

         On the morning of May 8, 2001, BNP Paribas issued the Press Release included as Exhibit 9 to this Schedule 13D which is incorporated by reference herein.

         Pursuant to the Merger Agreement, Merger Sub would merge with and into the Issuer on the terms and subject to the conditions set forth therein. In the Merger, each share of Common Stock other than dissenting shares would be converted into the right to receive $35.00 in cash, without interest. All of the shares of Class A Common Stock would be converted into the right to receive shares of common stock of the surviving corporation in the merger.

         The Merger Agreement provides that consummation of the Merger is subject to a number of conditions, including approval by (i) the holders of two-thirds of the shares of Common Stock and Class A Common Stock outstanding and entitled to vote at a meeting called for the purpose of adopting the Merger Agreement (voting together as a single class), (ii) receipt of required regulatory approvals, and (iii) other conditions customary to such agreements.

         The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreement (attached hereto as Exhibit 8) and the Press Release (attached hereto as Exhibit 9).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

               The following paragraph is inserted in lieu of Item 5(a):

               (a) As of the date hereof, BNP owns of record 54,993,962 shares of Class A Common Stock (the "BNP Shares") (convertible upon the occurrence of certain circumstances described in Item 6 into 54,993,962 shares of Common Stock). FABC owns of record 1,080,912 shares of Class A Common Stock (the "FABC Shares") (convertible upon the occurrence of certain circumstances described in Item 6 of the Schedule 13D into 1,080,912 shares of Common Stock). Collectively, the BNP Shares and the FABC Shares represent 100% of the shares of Class A Common Stock issued and outstanding as of the date hereof (and are convertible upon the occurrence of certain circumstances described in Item 6 of the Schedule 13D into 56,074,874 shares of Common Stock, which shares equal approximately 44.98% of the shares of Common Stock that would be issued and outstanding upon the conversion of the Class A Common Stock, based upon the number of shares of Common Stock issued and outstanding as disclosed in BancWest's Proxy Statement for its annual meeting of stockholders, dated March 2, 2001, and the assumption that the Class A Common Stock currently owned of record by the Reporting Person were to be converted in full).

               The following paragraph is hereby inserted in lieu of Item 5(b):

               (b) Subject to the restrictions contained in the Standstill Agreement, (a) BNP has sole voting and investment power with respect to the BNP Shares and any shares of Common Stock into which such shares may be converted under the circumstances described in Item 6, and BNP has shared voting and investment power with respect to the FABC Shares and any shares of Common Stock into which such shares may be converted under the circumstances described in
Item 6, and (b) FABC has shared voting and investment power with respect to the FABC Shares and any shares of Common Stock into which such shares may be converted under the circumstances described in Item 6.

               The following sentence is hereby added to Item 5(c):

               (c) No transactions in shares of Common Stock or Class A
Common Stock were effected during the past 60 days by BNP Paribas, FABC, or, to the best of the Reporting Person's knowledge, by any of the persons listed on
Schedule I.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

         Exhibit 8 Agreement and Plan of Merger, dated as of May 8, 2001, by and among BancWest Corporation, BNP Paribas and Chauchat L.L.C.

         Exhibit 9 Press Release, dated May 8, 2001.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2001

                                         BNP PARIBAS

                                         By: /s/ Pierre Mariani
                                             -----------------------------
                                         Name:  Pierre Mariani
                                         Title: Head of International
                                         Retail Banking


                                         FRENCH AMERICAN BANKING CORP.

                                         By: /s/ Patrick Saurat
                                             -----------------------------
                                         Name:  Patrick Saurat
                                         Title: Executive Vice President

                                   Schedule I
                                   ----------

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

         The names, present principal occupations and business addresses of the directors and executive officers of the Reporting Person are set forth below. If no address is given, the director's or executive officer's business address is that of the principal executive offices of BNP Paribas or FABC, as applicable. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to BNP Paribas or FABC, as applicable.

                                          Executive Officers and Directors of BNP Paribas

Name and Address                              Present principal occupation or employment              Citizenship
----------------                              -------------------------------------------             -----------
Board of Directors
------------------

Michel Pebereau                               Chairman and CEO                                        France
BNP Paribas
16, boulevard des Italiens
75009 Paris, France

Patrick Auguste                               Employee representative                                 France
BNP Paribas
33/35 avenue de Lowendal
75015 Paris, France

Claude Bebear                                 Chairman, AXA                                           France
18, rue de la Ville l'Eveque
75008 Paris, France

Jean-Louis Beffa                              Chairman and CEO, Saint-Gobain                          France
Saint-Gobain
18, avenue d'Alsace
92060 Paris-La Defense, France

Jack Delage                                   Employee representative                                 France
BNP Paribas
16, boulevard des Italiens
75009 Paris, France

Bernd Fahrholz
Dresdner Bank                                 Bank
Jurgen Ponto Platz
6030 Frankfurt am Main, Germany

Michel Francois-Poncet                        Vice-President                                          France
BNP Paribas
16, boulevard des Italiens
75009 Paris, France

M. Jacques Friedmann                          Director                                                France
80, avenue de Breteuil
75015 Paris, France


Francois Grappotte                            Chairman and CEO, Legrand                               France
Legrand
16, boulevard des Italiens
75009 Paris, France

Paul-Louis Halley                             Chairman, EuroCommerce                                  France
585 avenue Louise                             Board Director, Carrefour
1050 Bruxelles, Belgium

Philippe Jaffre                               Director                                                France
SAFREP
38, rue Marbeuf
75008 Paris, France

Yves-Marie Joubert                            Employee Representative                                 France
BNP Paribas
16, boulevard des Italiens
75009 Paris, France

Alain Joly                                    Chairman and CEO, L'Air Liquide                         France
L'Air Liquide
75, Quai d'Orsay
75007 Paris, France

Denis Kessler                                 Chairman, French Federation of                          France
5 avenue Bosquet                              Insurance Companies
75007 Paris, France                           Vice-President, MEDEF


Jean-Marie Messier                            Chairman and CEO, Vivendi                               France
Vivendi
42, avenue de Friedland
75380 Paris, France

Lindsay Owen-Jones                            Chairman and CEO, L'Oreal                               France
L'Oreal
41, rue Martre
92117 Clichy, France

David Peake                                   Chairman, BNP-UK Holdings Limited                       United Kingdom
BNP-UK Holdings Limited
8-13 King William Street
P.O. Box 416
London EC4P 4HS England

Baudouin Prot                                 President and COO                                       France
BNP Paribas
16, boulevard des Italiens
75009 Paris, France

Louis Schweitzer                              Chairman and CEO, Renault                               France
Renault
34, Quai du Point du Jour
92100 Boulogne-Billancourt, France

Rene Thomas                                   Honorary Chairman                                       France
BNP Paribas
16, boulevard des Italiens
75009 Paris, France

Board of Management
-------------------

Michel Pebereau                               Chairman and CEO                                        France
BNP Paribas
16, boulevard des Italiens
75009 Paris, France

Baudouin Prot                                 President and COO                                       France
BNP Paribas
16, boulevard des Italiens
75009 Paris, France

Dominique Hoenn                               Chairman of the Board of Management                     France
BNP Paribas                                   President and COO
16, boulevard des Italiens
75009 Paris, France

Philippe Blavier                              Member of the Board of Management                       France
BNP Paribas
16, boulevard des Italiens
75009 Paris, France

George Chodron de Courcel                     Executive Vice President                                France
BNP Paribas
16, boulevard des Italiens
75009 Paris, France

Jean Clamon                                   Member of the Board of Management                       France
BNP Paribas
 16, boulevard des Italiens
75009 Paris, France

Herve Gouezel                                 Member of the Board of Management                       France
BNP Paribas
16, boulevard des Italiens
75009 Paris, France

Bernard Lemee                                 Senior Executive Vice President                         France
BNP Paribas
16, boulevard des Italiens
75009 Paris, France

Vivien Levy-Garboua                           Executive Vice President                                France
BNP Paribas
16, boulevard des Italiens
75009 Paris, France

Alain Moynot                                  Senior Executive Vice President                         France
BNP Paribas
16, boulevard des Italiens
75009 Paris, France

Amaury-Daniel de Seze                         Member of the Board of Management                       France
BNP Paribas
16, boulevard des Italiens
75009 Paris, France

Laurent Treca                                 Executive Vice President                                France
BNP Paribas
16, boulevard des Italiens
75009 Paris, France


                                              Executive Officers and Directors of FABC



Name and address                              Present principal occupation or employment              Citizenship
----------------                              ------------------------------------------              -----------

Board of Directors
------------------

Jacques-Henri Wahl                            Chairman, FABC                                          France
BNP Paribas                                   Advisor to the Chairman of BNP Paribas (retired)
16, Boulevard des Italiens
75009 Paris, France

Jacques Ardant                                Head of Retail Banking U.S.A., BNP Paribas              France
BNP Paribas
16, Boulevard des Italiens
75009 Paris, France

Jean-Pierre Bernard                           Executive Vice President, FABC                          France
BNP Paribas                                   Managing Director, BNP Paribas (N.Y.)
787 Seventh Avenue
New York, New York 10019

David Brunner                                 President and CEO, BNP Paribas Securities Corp.
BNP Paribas                                   (N.Y.)  U.S.
787 Seventh Avenue
New York, New York 10019

Patrick Saurat                                Executive Vice President, FABC                          France
BNP Paribas                                   Managing Director, BNP Paribas (N.Y.)
787 Seventh Avenue
New York, New York 10019

Everett Schenk                                President and CEO, FABC                                 U.S.
BNP Paribas                                   Managing Director, BNP Paribas (N.Y.)
787 Seventh Avenue
New York, New York 10019


Executive Officers
------------------

Everett Schenk                                President and CEO, FABC                                 U.S.
BNP Paribas                                   Managing Director, BNP Paribas (N.Y.)
787 Seventh Avenue
New York, New York 10019

Jean-Pierre Beck                              Executive Vice President, FABC                          France
BNP Paribas                                   Managing Director, BNP Paribas (N.Y.)
787 Seventh Avenue
New York, New York 10019

Jean-Pierre Bernard                           Executive Vice President, FABC                          France
BNP Paribas                                   Managing Director, BNP Paribas (N.Y.)
787 Seventh Avenue
New York, New York 10019

Louis L. Deglaire                             Executive Vice President, FABC                          France
BNP Paribas                                   Managing Director, BNP Paribas (N.Y.)
787 Seventh Avenue
New York, New York 10019

Patrick Saurat                                Executive Vice President, FABC                          France
BNP Paribas                                   Managing Director, BNP Paribas (N.Y.)
787 Seventh Avenue
New York, New York 10019


                                  Exhibit Index

      Exhibit No.                  Description

          8 Agreement and Plan of Merger, dated as of May 8, 2001, by and among BancWest Corporation, BNP Paribas and Chauchat L.L.C.

          9    Press Release, dated May 8, 2001.